UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Permianville Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

29269K 100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29269K100

1	Names of reporting persons Jerry Roger Kent
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,507,300
	6	Shared voting power 215,000 (1)
	7	Sole dispositive power 1,507,300
	8	Shared dispositive power 215,000 (1)

9	Aggregate amount beneficially owned by each reporting person 1,722,300
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) - -
11	Percent of class represented by amount in Row (9) 5.2% (2)
12	Type of reporting person (see instructions) IN

(1)	The amount reported includes 215,000 units of beneficial interest (“Units”) held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors.

(2)	All Units beneficially owned by Mr. Kent represent 5.2% of the outstanding Units of the Issuer based on 33,000,000 Units outstanding as of May 15, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

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Item 1(a)	Name of Issuer:

Permianville Royalty Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street

16th Floor

Houston, Texas 77002

Item 2(a)	Name of Person Filing:

This Schedule is being filed on behalf of Jerry Roger Kent (the “Reporting Person”).

This Schedule relates to Units of Beneficial Interest (the “Units”) held by the Reporting Person.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 4965 Preston Park Blvd., Suite 170 East, Plano, Texas 75093.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Units of Beneficial Interest.

Item 2(e)	CUSIP Number:

29269K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

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(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:      .

Item 4.	Ownership

(a) Amount beneficially owned:	1,722,300

(b) Percent of class:	5.2% (1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,507,300

(ii) Shared power to vote or direct the vote:	215,000 (2)

(iii) Sole power to dispose or to direct the disposition of:	1,507,300

(iv) Shared power to dispose or to direct the disposition of:	215,000 (2)

(1)	All Units beneficially owned by Mr. Kent represent 5.2% of the outstanding Units of the Issuer based on 33,000,000 Units outstanding as of May 15, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

(2)	The amount reported includes 215, Units held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors

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Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023

/s/ Jerry Roger Kent
Jerry Roger Kent

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